BD 3/5

SEC [barcode] COMMISSION
02018094 549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 51602

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 1 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEVERIC CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

459 Clementia Street
(No. and Street)

San Francisco, CA 94103
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Kline (415)227-9530
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

RECD S.E.C. MAR - 1 2002 513

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARMANINO McKENNA LLP
(Name — *if individual, state last, first, middle name*)

1855 Olympic Blvd., Suite 255 Walnut Creek, CA 94596
(Address) (City) (State) Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEVERIC CAPITAL CORPORATION, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Commission # 1203368
Notary Public - California
San Francisco County
My Comm. Expires Dec 26, 2002

Notary Public

Signature

CEO

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***Scott Smith***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 28th day of February, 2002
in San Francisco, California

Scott Smith
Neveric Capital, Inc.

NEVERIC CAPITAL, INC.

FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

ARMANINO McKENNA LLP

Certified Public Accountants & Consultants
1855 Olympic Boulevard, Suite 225
Walnut Creek, CA 94596-5091
ph 925.939.8500
fx 925.939.2820

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Neveric Capital, Inc.
San Francisco, California

We have audited the accompanying statements of financial condition of Neveric Capital, Inc. as of December 31, 2001 and 2000 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neveric Capital, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2001 information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

Armanino McKenna LLP
ARMANINO McKENNA LLP

February 25, 2002

NEVERIC CAPITAL, INC.
Statements of Financial Condition
December 31, 2001 and 2000

ASSETS

	2001	2000
Cash in bank	$ 6,162	$204,863
Lease deposit	9,300	9,300
	$ 15,462	$214,163

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Liabilities		
Due to parent company	$ -	$170,213
Stockholder's equity		
Common stock, no par value, authorized 25,000 shares: 1,000 shares issued and outstanding	15,000	15,000
Additional paid-in capital	28,950	28,950
Retained earnings (deficit)	(28,488)	-
Total stockholder's equity	15,462	43,950
	$ 15,462	$214,163

The accompanying notes are an integral part of these financial statements.

NEVERIC CAPITAL, INC.
Statements of Operations
For the Years Ended December 31, 2001
and December 31, 2000

	2001	2000
Revenues		
Fees and commissions earned	$162,363	$530,000
Reimbursed expenses	410	1,645
	162,773	531,645
Expenses		
Management fees to related party	175,000	509,863
Regulatory fees	128	487
Professional fees	-	6,944
Building repairs	-	9,750
Rent	8,650	-
Other expenses	7,483	4,601
	191,261	531,645
Income (loss) before taxes	(28,488)	-
Provision for income taxes	-	-
Net income (loss)	$ (28,488)	$ -

The accompanying notes are an integral part of these financial statements.

NEVERIC CAPITAL, INC.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2001
and December 31, 2000

	Common Stock		Additional Paid-in	Retained	
	Shares	Amounts	Capital	(Deficit)	Total
Balance - December 31, 1999	1,000	$ 15,000	$ 3,950	$ -	$ 18,950
Capital contributions during 1999			25,000		25,000
Net income	-	-	-	-	-
Balance - December 31, 2000	1,000	15,000	28,950	-	43,950
Net loss	-	-	-	(28,488)	(28,488)
Balance - December 31, 2001	1,000	$ 15,000	$ 28,950	$(28,488)	$ 15,462

The accompanying notes are an integral part of these financial statements.

NEVERIC CAPITAL, INC.
Statements of Cash Flows
For the Years Ended December 31, 2001
and December 31, 2000

	2001	2000
Cash flows from operating activities		
Net income (loss)	$ (28,488)	$ -
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities		
Changes in operating assets and liabilities		
Accounts receivable	-	4,650
Accounts payable	(170,213)	170,213
Net cash provided by (used in) operating activities	(198,701)	174,863
Cash flows from financing activities		
Contributions from stockholder	-	25,000
Net increase (decrease) in cash	(198,701)	199,863
Cash at beginning of period	204,863	5,000
Cash at end of period	$ 6,162	$204,863

The accompanying notes are an integral part of these financial statements.

1. General Information and Significant Accounting Policies

Neveric Capital, Inc. (the "Company"), a subsidiary of Neveric, LLC (the "Parent"), was incorporated February 3, 1999, and began business June 15, 1999. Transactions have been minimal since inception. The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934.

The Company acts as a placement agent for venture capital financing, underwriting securities transactions, and mergers and acquisitions advice. To accomplish the Company's objectives the Company shares resources with the Parent, which receives management fees and commissions for its administration and consulting services.

Basis of accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $100,000. At December 31, 2001, the cash balance in the one bank account did not exceed the FDIC insured limit.

Income taxes

The Company files consolidated income tax returns with its parent. Deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by using the tax rate expected to be in effect when the taxes will actually be paid or refunds received.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 00.0 to 1 and 4.91 to 1 at December 31, 2001 and 2000, respectively. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At December 31, 2001 and 2000, the Company had net capital, as defined, of $6,162 and $34,650 respectively, which exceeded or equaled the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Lease Commitment

The Company signed a five-year lease commencing February 1, 2000, which expires January 31, 2005. The base rent is $4,650 per month and includes a $9,300 security deposit. Following is a schedule of future minimum lease payments required at December 31, 2001:

Year Ended December 31,	Operating Leases
2002	$ 55,800
2003	55,800
2004	55,800
2005	4,650
Total	$172,050

5. Income Taxes

There is no tax liability for Neveric Capital, Inc. at December 31, 2001 and 2000, since the California minimum franchise tax amount $800 is paid by the Parent and not allocated to the subsidiary.

6. Related Party Transactions

The Company incurred $175,000 of management fees to the Parent in exchange for administrative and consulting services in 2001 and $509,863 in 2000. At December 31, 2001, the Company owed no amounts to the Parent and $170, 213 at December 31, 2000.

SUPPLEMENTARY INFORMATION

NEVERIC CAPITAL, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001 and December 31, 2000

	2001	2000
Stockholder's equity	$ 15,462	$ 43,950
Less non-allowable assets		
Security deposit	9,300	9,300
Net capital	6,162	34,650
Greater of 6-2/3% of aggregate indebtedness of $0 or $5,000 for 2001	5,000	11,348
Net capital in excess of requirement	$ 1,162	$ 23,302
Ratio of aggregate indebtedness ($0) to net capital ($6,162) for 2001	0.00 to 1	4.91 to 1

There were no differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements.

NEVERIC CAPITAL, INC.
Schedules II, III and IV
December 31, 2001

Schedule II

Computation For Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

During the year ended December 31, 2001, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to, customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers, under the reserve formula, was not appropriate under these circumstances. No deposits to this special account were required during the year ended December 31, 2001.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(1).

Schedule IV

Schedule of Segregation Requirements and Funds in Segregation for Customer's Regulated Commodity Futures and Options Accounts

This schedule is not applicable to the Company's operations in 2001.

ARMANINO MCKENNA LLP

Certified Public Accountants & Consultants
1855 Olympic Boulevard, Suite 225
Walnut Creek, CA 94596-5091
ph 925.939.8500
fx 925.939.2820

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Neveric Capital, Inc.
San Francisco, California

In planning and performing our audits of the financial statements and supplemental schedules of Neveric Capital, Inc. (the "Company"), for the years ended December 31, 2001 and December 31, 2000, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Armanino McKenna LLP

ARMANINO McKENNA LLP

February 25, 2002

NEVERIC CAPITAL, INC.

ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

DECEMBER 31, 2001